Mail Stop 3561

May 8, 2007

John N. Hatsopoulos, Chief Executive Officer
American DG Energy Inc.
45 First Avenue
Waltham, Massachusetts 02451

> **Re: American DG Energy Inc.**
> **Registration Statement on Form SB-2**
> **Filed April 10, 2007**
> **File No. 333-142008**

Dear Mr. Hatsopoulos:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you are registering the sale of 39,811,045 shares. Given the size of the offering relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3 you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4).   As a result, you must fix the price of the shares being offered for the duration of the offering and name your affiliated selling

shareholders – such as Messrs. Hatsopoulos and IDS Technologies – as underwriters.

If you disagree with our analysis, please advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In your analysis, please address the following among any other relevant factors:

- The number of selling shareholders and the percentage of the overall offering made by each shareholder;

- The date on which and the manner in which each selling shareholder received the shares and/or the overlying securities;

- The relationship of each selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company;

- Any relationships among the selling shareholders;

- The dollar value of the shares registered in relation to the proceeds that the company received from the selling shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments;

- The discount at which the shareholders will purchase the common stock underlying the convertible notes (or any related security, such as a warrant or option) upon conversion or exercise; and

- Whether or not any of the selling shareholders is in the business of buying and selling securities.

2. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the total possible shares underlying the convertible note, assuming no interest payments and complete conversion throughout the term of the note and the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible note calculated by using the conversion price on the date of the sale of the convertible note and the total possible number of shares the selling shareholders may receive.

3. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the total possible shares to be received under underlying any other warrants, options, notes, or other securities of the issuer that are held by the

selling shareholders or any affiliates of the selling shareholders, assuming complete conversion/exercise.

4. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer, or any of its predecessors, and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction, or any predecessors of those persons, with the table including the following information disclosed separately for each private placement transaction:

    *   the date of the transaction;

    *   the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

    *   the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

    *   the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction; and

    *   the percentage of total issued and outstanding securities that were issued or issuable in the transaction, assuming full issuance, with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction.

    In this regard, we note the disclosure you have provided in Note 6 to the Financial Statements and under "Item 26. Recent Sales of Unregistered Securities," however neither of those discussions appears to provide a complete discussion of your sales of securities and, in fact, those discussions do not appear to be consistent. See, for example, your indication on page II-2 that 3,195,000 warrants to purchase shares were sold in December, 2003 -2005 whereas on page F-16 you state that 3,895,000 warrants to purchase shares were sold during this same timeframe.

5. Please provide us, with a view toward disclosure in the prospectus, with the following information:

- whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

- whether – based on information obtained from the selling shareholders – any of the selling shareholders have an existing short position in the company's common stock and, if any of the selling shareholders have an existing short position in the company's stock, the following additional information:

  o the date on which each such selling shareholder entered into that short position; and

  o the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement, e.g., before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.

6. Please provide us, with a view toward disclosure in the prospectus, with:

- a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer, or any of its predecessors, and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction, or any predecessors of those persons – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and

- copies of all agreements between the issuer, or any of its predecessors, and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction, or any predecessors of those persons, in connection with the sale of the convertible notes.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

7. Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares

it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the Principal and Selling Stockholders section of the prospectus.

Outside Cover of Prospectus

8. We note that you state that "[w]hen and if our shares of common stock become publicly traded, the selling stockholders may sell all or a portion of their shares in the over-the-counter market at prices prevailing at the time of sale, or related to the market price at the time of sale, or they may otherwise sell their shares at negotiated prices." However, given that no market currently exists for your shares, it is our position that the selling security holders must offer the shares being registered at a fixed price. Once your shares are traded, then the selling shareholders may sell the registered shares at the prevailing market price. Accordingly, please revise your cover page, "Determination of Offering Price" and the remainder of the prospectus to indicate that your selling security holders will sell their shares at a fixed, initial offering price until the shares are traded, at which point the selling shareholders may sell the registered shares at the prevailing market price. Also, please disclose in the registration statement that you will file a post-effective amendment to reflect the change to a market price if the shares begin trading on a market.

Principal and Selling Stockholders, page 18

9. We note your statement that you have left blank the names of the selling stockholders who are broker-dealers or affiliated with broker-dealers. Please disclose whether any selling stockholder is a broker-dealer. If so, please identify that stockholder as an underwriter.

10. Also, for each selling shareholder that is an affiliate of a broker-dealer, please disclose if true:

- the seller purchased the securities to be resold in the ordinary course of business; and

- at the time of the purchase, the seller had no agreements or understandings directly or indirectly, with any person to distribute the securities.

If neither of these statements is true, alternatively please disclose that the shareholder is an underwriter.

11. With respect to the shares to be offered for resale by each selling security holder that is a legal entity, please disclose the natural person or persons who exercise

John N. Hatsopoulos
American DG Energy Inc.
May 8, 2007
Page 6

the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder.

Item 27. Exhibits, page II-4

12. Please file all required exhibits in a timely manner so that we may have sufficient time to review them. See Item 601 of Regulation S-B.

Item 28. Undertakings, page II-5

13. It appears that you may be engaged in a delayed or continuous offering of the shares registered. If that is the case, please include the undertakings in Item 512(a) of Regulation S-B in this section.

*	*	*	*	*	*

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact John Fieldsend, Staff Attorney, at (202) 551-3343, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Edwin L. Miller Jr., Esq.
        Sullivan & Worcester LLP
        Via Facsimile